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Mr. Larry Greene		LONDON
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RE: Van Kampen Limited Duration Fund
File Numbers 811-04491 and 033-01705
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on February 25, 2010 by Van Kampen Limited Duration Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 39 to the Fund’s Registration Statement which was filed under the Securities Act and the 1940 Act via IDEA on April 30, 2010.
General

Comment 1	Please confirm that the Fund has made the filings with respect to its fidelity bond required by Rule 17g-1(g) under the 1940 Act for 2005.

Response 1	The Fund confirms that it made the requisite filing for 2005 under Rule 17g-1(g) under the 1940 Act.

Comments to the Prospectus

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets.

Response 2	The Fund notes that such disclosure is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks,” and thus the Fund has not added any additional disclosure.

Comment 3	Please ensure that the Fund includes in its Registration Statement the disclosure required by the Proxy Disclosure Enhancements included in Release IC-29092 effective February 28, 2010.

Response 3	The Fund has included the requisite disclosure in its Registration Statement as requested.

Comment 4	In the section entitled “Summary – Fees and Expenses of the Fund,” please add a line item to the fee table for underlying funds’ expenses, if applicable.

Response 4	The Fund notes that expenses, if any, related to investing in underlying funds are included in the line item “other expenses” as permitted by Instruction 3(f)(i) of Item 3 of Form N-1A.

Comment 5	With respect to disclosure in the section entitled “Purchase of Shares – Class A Shares Purchase Programs – Net asset value purchase options,” please supplementally explain the following emphasized phrase: “Class A Shares of the Fund may be purchased at net asset value without a sales charge, generally upon written assurance that the purchase is made for investment purposes and that the shares will not be resold except through redemption by the Fund....”.

Response 5	The emphasized phrase provides disclosure regarding a condition to the Fund’s net asset value purchase option. The Fund permits certain persons or groups of persons to purchase its Class A Shares without a sales charge, but only if such persons agree not to resell the Fund’s shares to any other person, except through the normal redemption procedures.

Comments to the Statement of Additional Information

Comment 6	With respect to disclosure in the section entitled “Investment Objective, Investment Strategies and Risks – Inverse Floating Rate Obligations,” please supplementally explain whether the Fund participates in the creation of such instruments.

Response 6	The Fund does not participate in the creation of inverse floating rate obligations.

Comment 7	With respect to disclosure in the section entitled “Strategic Transactions – Combined Transactions,” please add such disclosure to the Fund’s prospectus.

Response 7	The Fund respectfully notes that combined transactions is not a principal investment strategy of the Fund and thus, the Fund has not added such disclosure to the prospectus.

*	*	*
                           In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                           Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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